Exhibit 99.1

Sify Technologies Limited

Registered Office: 2nd Floor, TIDEL Park,
4, Rajiv Gandhi Salai, Taramani,
Chennai 600 113, India

Tel: +91 44 2254 0770 Fax: +91 44 2254 0771
Website: www.sifycorp.com

Court Convened Meeting of the Equity Shareholders	Contents	Page
Time : 11.00 A.M.	Notice convening the Meeting of the Equity Shareholders of Sify Technologies Limited	2 - 3
Day : Monday Date: 11th November 2013	Explanatory Statement under 173(2) and 393(1)(a) of the Companies Act, 1956	4 - 7
Venue: 2nd Floor TIDEL Park4, Rajiv Gandhi SalaiTaramani Chennai 600 113 India	Scheme of Arrangement under Sections 391 to 394 read with Sections 78, 100 to 104 of the Companies Act, 1956	8 - 23
	Form of Proxy	24 - 25

IN THE HIGH COURT OF JUDICATURE AT MADRAS

(Original Jurisdiction)

Company Application No. 1041 of 2013

In the matter of Companies Act, 1956

And

In the matter of Amalgamation of M/s. Sify Software Limited and M/s. Hermit

Projects Private Limited with M/s. Sify Technologies Limited

M/s. Sify Technologies Limited
A Company incorporated under the
Companies Act, 1956 and having
its Registered Office at
2nd Floor, Tidel Park,
4, Rajiv Gandhi Salai
Taramani
Chennai 600 113	... Applicant/Transferee Company

NOTICE CONVENING THE MEETING OF EQUITY SHAREHOLDERS

To
All Equity Shareholders
M/s. Sify Technologies Limited.

TAKE NOTICE that by an Order made on 30th September, 2013 the Hon’ble High Court of Judicature at Madras has directed that a meeting of Equity Shareholders of the Applicant Company be held on 11th November, 2013 at 11:00 A.M. at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 for the purpose of considering and if thought fit, approving with or without modification(s), the amalgamation embodied in the Scheme of Amalgamation proposed to be made between M/s. Sify Software Limited and M/s. Hermit Projects Private Limited with M/s. Sify Technologies Limited and their respective shareholders.

TAKE FURTHER NOTICE that in pursuance of the said Order, a meeting of the Equity Shareholders of the Applicant Company will be held on 11th November, 2013 at 11:00 A.M. at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 which you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that the proxy in the prescribed form, duly signed by you, is deposited at the Registered office of the Applicant Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 not later than 48 hours before the meeting.

The quorum for meeting shall be five members either in person or by proxy.

The Hon’ble High Court has appointed Dr. T. H. Chowdary, in his absence, Mr. C. B. Mouli in whose absence Mr. C. E. S. Azariah as the Chairman of the said meeting. A copy of the said Scheme of Amalgamation, the Statement under Section 393 of the Companies Act, 1956, and a Form of Proxy is enclosed.

Dated at Chennai on this 10th day of October, 2013

Sd/-
(T H Chowdary)
Chairman appointed for the Meeting

Reg. Address:
2nd Floor, Tidel Park,
4, Rajiv Gandhi Salai
Taramani
Chennai 600 113

IN THE HIGH COURT OF JUDICATURE AT MADRAS

(Original Jurisdiction)

Company Application No. 1041 of 2013

In the matter of Companies Act, 1956

And

In the matter of Amalgamation of M/s. Sify Software Limited and M/s. Hermit

Projects Private Limited with M/s. Sify Technologies Limited

M/s. Sify Technologies Limited
A Company incorporated under the
Companies Act, 1956 and having
its Registered Office at
2nd Floor, Tidel Park,
4, Rajiv Gandhi Salai
Taramani
Chennai 600 113	... Applicant/Transferee Company

EXPLANATORY STATEMENT UNDER SECTIONS 173(2) AND 393(1)(A) OF THE
COMPANIES ACT, 1956

1.	Pursuant to an Order dated 30th day of September 2013 passed by the Hon’ble High Court of Judicature at Madras in the Company Application referred to hereinabove, a meeting of the Equity Shareholders of Sify Technologies Limited, the Applicant Company, is being convened at the Registered Office of the Company at 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, Tamilnadu, India, on Monday, the 11th November 2013 at 11.00 A.M. for the purpose of considering and if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Arrangement (hereinafter referred to as the “Scheme”) presented under Sections 391 to 394 read with Sections 78, 100 to 104 of the Companies Act, 1956, among Sify Technologies Limited (hereinafter referred to as “STL”) or (Transferee Company), Sify Software Limited (hereinafter referred to as “SSL”) or (Transferor Company No.1) and Hermit Projects Private Limited (hereinafter referred to as “HERMIT”) or (Transferor Company No.2) and their respective shareholders.

2.	The Scheme setting out in detail the terms and conditions for the amalgamation of SSL and HERMIT, the wholly owned Subsidiary Companies, with STL, the Holding Company, and adjustment of Rs.276.61 crores representing the accumulated losses of the Transferee Company and the Transferor Companies as on 1.4.2013 against the sum of Rs.690.04 crores standing to the credit of Securities Premium Account of the Transferee Company on the said date and related matters connected therewith has been approved by the Board of Directors of STL on 18.7.2013, SSL and HERMIT on 18.4.2013 at their respective Meetings. A copy of the Scheme is enclosed and forms part of this Notice.

3.	Objects of the Scheme:

(a)	To create a single robust entity which would carry on the business that is integrated and complimentary in nature.

(b)	To establish a strengthened leadership in the industry in terms of revenue and market share of the merged entity.

(c)	To achieve greater integration and better financial strength as this would result in improving the competitive position of the merged entity.

(d)	To have greater efficiency in cash management, unfettered access to cash flow generated by the combined business which can be deployed more efficiently to fund growth opportunities and savings in administrative, compliance costs and overheads.

(e)	To improve organizational capability and leadership, arising from the pooling of the human capital having diverse talent, skills and vast experience to compete successfully in an increasingly competitive industry.

(f)	To reflect appropriately the improvements in the performance of the merged entity by removing the accumulated losses from the financials of the merged entity by setting off the same against the Securities Premium Account and enable declaring dividends based on current profitability in the future.

(g)	To enhance the ability of the merged entity to raise funds from public or private for its future fund requirements.

(h)	To enhance the ability of the merged entity to get additional facilities and negotiate a better interest rate from the Banks.

(i)	To enhance the ability of the merged entity to negotiate with the vendors for the most competitive price and better credit terms.

4.	Resolutions for Shareholders’ Approval:

The following resolutions are proposed to be passed, with or without modification(s), as Special Resolutions:

RESOLVED THAT pursuant to the provisions of Sections 391 to 395 read with Sections 78, 100 to 104 and other applicable provisions, if any, of the Companies Act 1956 and subject to requisite approvals, consents and sanctions as may be necessary from the Hon’ble High Court of Judicature at Madras and other regulatory authorities, if any, Creditors and such other parties as may be necessary, the amalgamation of Sify Software Limited, (SSL)/Transferor Company No.1 and Hermit Projects Private Limited (HERMIT)/ Transferor Company No.2, the two wholly owned Subsidiary Companies, with Sify Technologies Limited (SIFY)/Transferee Company, the Holding Company, with effect from 1st April 2013, as envisaged in the Scheme of Arrangement (Scheme) among the said Companies, a copy of which is placed before the meeting duly initialled by the Chairperson for the purpose of identification, be and is hereby approved.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 78, 100 to 104 and other applicable provisions, if any, of the Companies Act 1956, Clause 4 (c) of the Articles of Association of the Company and subject to such requisite approvals, consents, sanctions as may be necessary from the Hon’ble High Court of Judicature at Madras and other regulatory authorities, if any, the consent of the shareholders of the Company be and is hereby accorded to adjust an amount not exceeding Rs.276.61 crores representing the accumulated losses of Transferee Company and the Transferee Companies as of March 31, 2013 and appearing as on April 1, 2013 against the balance standing to the credit of the Securities Premium Account of the Transferee Company as on April 1, 2013, as envisaged in the Scheme of Arrangement.

RESOLVED FURTHER THAT the setting of the accumulated losses of the merged entity against the Securities Premium Account of the Applicant Company as envisaged in the Scheme shall not impact the computation of the taxable income on Book Profit under Section 115 JB of the Income Tax Act, 1961.

RESOLVED FURTHER THAT the Board of Directors (which includes any Committee thereof) of the Applicant Company, be and is hereby authorized to do all acts, deeds and things as may be considered necessary, proper and expedient and settle any question or difficulty that may arise with regard to implementation of the Scheme of Arrangement and all or any of the matters connected thereto for the amalgamation of the two wholly owned subsidiary Companies with the Applicant Company and the utilization of the Securities Premium Account including passing such accounting entries and/or making such other adjustments in the Books of Accounts as are considered necessary to give effect to this resolution or to carry out such modifications/directions as may be ordered by the Hon’ble High Court of Judicature at Madras and/or any other regulatory authority as may be applicable.

5.	The salient features of the Scheme are as follows:

a)	This Scheme inter alia provides for the amalgamation of Sify Software Limited, (SSL)/Transferor Company No.1 and Hermit Projects Private Limited (HERMIT)/Transferor Company No.2, the two wholly owned subsidiary Companies, with Sify Technologies Limited (SIFY)/Transferee Company, the Holding Company, with effect from 1st April 2013, and

b)	Adjustment of Rs.276.61 crores representing the accumulated losses of the Transferee Company and the Transferor Companies as on 1.4.2013 against the sum of Rs.690.04 crores standing to the credit of Securities Premium Account of the Transferee Company on the said date and related matters connected therewith.

c)	The Scheme is subject to the approval of the requisite majority of the shareholders of the Transferee Company, Hon’ble High Court of Judicature at Madras, Ministry of Corporate Affairs and other regulatory authorities, if any, Creditors and such other parties as may be necessary.

e)	Filing of the certified/authenticated copies of the Orders of the High Court under Section 391 to 394 read with sections 78, 100 to 104 of the Act sanctioning the Scheme with the Registrar of Companies, Tamilnadu.

6.	A copy of the Scheme, Explanatory Statement and Form of Proxy may be obtained from the Registered Office of the Company at 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, Tamilnadu, India or at the office of its Advocates M/s R Venkatavaradan and G Niveathitha at No.14, Rama Rao Road, Mylapore, Chennai 600 004, India.

Dated at Chennai on this 10th day of October, 2013

Sd/-
(T H Chowdary)
Chairman appointed for the Meeting

Reg. Address:
2nd Floor, Tidel Park
4 Rajiv Gandhi Salai
Taramani
Chennai 600 113

SCHEME OF ARRANGEMENT OF

SIFY SOFTWARE LIMITED

AND

HERMIT PROJECTS PRIVATE LIMITED

WITH

SIFY TECHNOLOGIES LIMITED

(TRANSFEREE COMPANY)

AND

THEIR RESPECTIVE SHAREHOLDERS

(Under Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies

Act, 1956)

This Scheme of Arrangement is presented under Section 391 to 394 read with Sections 78, 100 to 103 and other relevant provisions of the Companies Act, 1956 for the amalgamation of M/s Sify Software Limited and M/s Hermit Projects Private Limited, the two wholly owned subsidiary Companies with their holding Company, M/s Sify Technologies Limited, Adjustment of accumulated losses of the merged entity against the Securities Premium Account and for matters consequential, supplemental and/or otherwise integrally connected therewith.

M/s SIFY SOFTWARE LIMITED is a Company engaged in the business of Software and Elearning Services (hereinafter referred to as “SSL” or the “Transferor Company No.1”), incorporated under the Companies Act, 1956 and having its Registered Office at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113.

M/s. HERMIT PROJECTS PRIVATE LIMITED is a Company established with the object of doing business in real estate and other related areas (hereinafter referred to as “HPPL” or the “Transferor Company No.2”), incorporated under the Companies Act, 1956 and having its Registered Office at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113.

M/s. SIFY TECHNOLOGIES LIMITED is a Public Limited Company engaged in the business of Enterprise Services and Software Services (hereinafter referred to as “STL” or the “Transferee Company”), incorporated under the Companies Act, 1956 and having its Registered Office at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113.

Objects of the Scheme:

(a)	To create a single robust entity which would carry on the business that is integrated and complimentary in nature.

(b)	To establish a strengthened leadership in the industry in terms of revenue and market share of the merged entity.

(c)	To achieve greater integration and better financial strength as this would result in improving the competitive position of the merged entity.

(d)	To have greater efficiency in cash management, unfettered access to cash flow generated by the combined business which can be deployed more efficiently to fund growth opportunities and savings in administrative, compliance costs and overheads.

(e)	To improve organizational capability and leadership, arising from the pooling of the human capital having diverse talent, skills and vast experience to compete successfully in an increasingly competitive industry.

(f)	To reflect appropriately the improvements in the performance of the merged entity by removing the accumulated losses from the financials of the merged entity by setting off the same against the Securities Premium Account and enable declaring dividends based on current profitability in the future.

(g)	To enhance the ability of the merged entity to raise funds from public or private for its future fund requirements.

(h)	To enhance the ability of the merged entity to get additional facilities and negotiate a better interest rate from the Banks.

(i)	To enhance the ability of the merged entity to negotiate with the vendors for the most competitive price and better credit terms.

PART A

1.	DEFINITIONS

In this Scheme, unless repugnant to the context or meaning thereof, the following expressions shall have the following meanings:

1.1	“Act” means the Companies Act, 1956, and any statutory modifications, re-enactment or amendment thereof, for the time being in force.

1.2	“Appointed Date” means 1st day of April 2013 or such other date as may be approved by the High Court of Judicature at Madras.

1.3	“Board” or “Board of Directors” means the Board of Directors of the Company concerned and includes any Committee thereof constituted for the purpose of implementation of this Scheme.

1.4	“Court” or “High Court” means the Hon’ble High Court of Judicature at Madras empowered to sanction the Scheme as per the provisions of the Act.

1.5	“Effective Date” means the last of the date on which the certified copies of the Order of the Hon’ble High Court of Judicature at Madras sanctioning the Scheme of Arrangement is filed with the Registrar of Companies, Chennai, Tamilnadu.

1.6	“Scheme of Arrangement” or “Scheme” or “the Scheme” or “this Scheme” means this Scheme of Arrangement in its present form submitted to the High Court of Judicature at Madras or with any modification(s) made under Clause 16 of this Scheme or with such other modifications/amendments as the High Court may direct.

1.7	“Transferor Company No.1” or “SSL” means Sify Software Limited, a Company incorporated under the Companies Act, 1956 and having its Registered Office at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113.

1.8	“Transferor Company No.2” or “HPPL” means Hermit Projects Private Limited, a Company incorporated under the Companies Act, 1956 and having its Registered Office at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113.

1.9	“Transferor Companies” or “Amalgamated Companies” mean SSL/Transferor Company No.1 and HPPL/Transferor Company No.2 collectively.

1.10	“Transferee Company” or “STL” means Sify Technologies Limited, a Public Limited Company incorporated under the Companies Act, 1956 and having its Registered Office at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113.

The Company is not listed on any Indian Stock Exchanges and hence the provisions of Securities and Exchange Board of India (SEBI) relating to Listed Companies are not applicable to the Company. The Company issued the American Depositary Receipts (ADRs) in USA and listed in NASDAQ Global Select Market, USA.

1.11	“Undertaking of Transferor Companies” means the entire business of the Transferor Companies and includes (without being limited to) the following:

a)	On and from the Appointed Date, the entire undertakings, properties (both moveable and immovable and liabilities of the Transferor Companies (if any) including all properties and assets, movable and immovable, real and personal, corporeal and in-corporeal, in possession, or in reversion, present and contingent of whatsoever nature, wheresoever situated, rights, powers, interests, authorities, privileges (including benefits of all tax reliefs), liberties, contracts or deeds, as on the Appointed Date, including all lands & buildings, freehold and leasehold, vehicles, furniture, equipments, sundry debtors, investments, cash and bank balances, bills of exchange, deposits, loans and advances, of the Transferor Companies and all other interests or rights together with all, powers, interests, charges, privileges, benefits, entitlements, registrations etc if any, or to which the Transferor Companies are entitled to, of whatsoever kind, nature or description held, applied for or as may be obtained thereafter or to which the Transferor Companies are entitled to, together with the benefit of all contracts and engagements and all books, papers, documents and records.

b.	All debts, liabilities, duties and obligations of the Transferor Companies as on the Appointed Date, as appearing in the books of account of the Transferor Companies and including liabilities on account of secured loans, unsecured loans, sundry creditors income tax, other taxation and any other liability (including contingent liability), whether or not provided for in the books of account of the Transferor Companies.

2.	DATE OF TAKING EFFECT AND OPERATIVE DATE

The Scheme set out herein in its present form or with any modification(s) approved or imposed or directed by the High Court of Judicature at Madras, shall be operative from the Appointed Date but shall be effective from the Effective Date.

3.	SHARE CAPITAL

3.1.	AUTHORISED, ISSUED, SUBSCRIBED AND PAID UP CAPITAL AS ON 31.3.2013

(a)           M/s. Sify Software Limited (Transferor Company No.1)

Particulars	Amount in Rs.
Authorised:
50,00,000 Equity Shares of Rs.10/- each	5,00,00,000
Issued, Subscribed and Paid-up:
45,81,820 Equity Shares of Rs.10/- each	4,58,18,200

The Transferor Company No.1 is a wholly owned subsidiary of the Transferee Company.

Subsequent to 31.3.2013, the Balance Sheet date, there has been no change in the issued, subscribed and paid up capital of the Transferor Company No.1.

(b)          M/s. Hermit Projects Private Limited (Transferor Company No.2)

Particulars	Amount in Rs.
Authorised:
1,00,000 Equity Shares of Rs.10/- each	10,00,000
Issued, Subscribed and Paid-up:
10,000 Equity Shares of Rs.10/- each	1,00,000

The Transferor Company No.2 is a wholly owned subsidiary of the Transferee Company.

Subsequent to 31.3.2013, the Balance Sheet date, there has been no change in the issued, subscribed and paid up capital of the Transferor Company No.2.

(c)          M/s. Sify Technologies Limited (Transferee Company)

Particulars	Amount in Rs.
Authorised :

18,00,00,000 Equity Shares of Rs. 10/- each	180,00,00,000

TOTAL	180,00,00,000

Issued Capital, Subscribed and Paid-up:

1) 5,35,13,589 Equity shares of Rs. 10/- each	53,51,35,890

2) 12,50,00,000 Equity Shares of Rs 6.25/- each	78,12,50,000

3) Amount received towards forfeited shares	1,28,23,202

TOTAL	132,92,09,092

Subsequent to 31.3.2013, the Balance Sheet date, the Transferee Company has received the Third Call money of Rs.0.75 per share in respect of 12,50,00,000 Equity Shares and consequently, the paid-up capital of the Transferee Company as on 17.9.2013 is Rs.142,29,59,092.

PART B

SCHEME

The material provisions of the proposed Scheme are as under:

4.	TRANSFER AND VESTING OF UNDERTAKINGS OF TRANSFEROR COMPANIES

4.1	With effect from the Appointed Date, and subject to the provisions of this Scheme in relation to the mode of transfer and vesting, the Undertaking of Transferor Companies shall, without any further act, instrument or deed be and the same shall stand transferred to and vested in or deemed to have been transferred to and vested in the Transferee Company pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act and the Scheme. The assets and liabilities of the undertaking of the Transferor Companies will be transferred to the Transferee Company at book value.

4.2	It is expressly provided that in respect of such of the said assets as are movable in nature or are otherwise capable of transfer by manual or constructive delivery and/or by endorsement and delivery, the same shall be so transferred by the Transferor Companies and shall become the property of the Transferee Company in pursuance of the provisions of Sections 391 and 394 of the said Act, as an integral part of the undertaking, such transfer being deemed to have taken place at the location of the Registered Office of the Transferee Company, i.e., in the State of Tamilnadu.

4.3	In respect of the said assets the same shall, without any further act, instrument or deed, be transferred to and vested in and/or deemed to be transferred and vested in the Transferee Company on the “Appointed Date”, pursuant to the provisions of Sections 391 and 394 of the said Act.

4.4	The Transferee Company, may at any time, after the Scheme coming into effect in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Transferor Companies are a party or any writings, as may be necessary, to be executed in order to give formal effect to the above provisions. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies, implement or carry out all such formalities or compliance referred to above on the part of the Transferor Companies.

5.	TRANSFER OF DEBTS AND LIABILITIES

5.1	With effect from the said “Appointed Date”, all debts, liabilities, duties and obligations of the Transferor Companies, including contingent liabilities not provided in their books (hereinafter referred to as “the said liabilities”) and any accretions and additions or reductions thereto after the “Appointed Date” shall also stand transferred or deemed to be transferred without any further act or instrument or deed to the Transferee Company so as to become as and from that date, the debts, liabilities, duties and obligations of the Transferee Company and further that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this clause. PROVIDED ALWAYS that nothing in this clause shall or is intended to enlarge the security for any loan, deposit or other indebtedness created by the Transferor Companies prior to the “Appointed Date” which shall be transferred to and vested in the Transferee Company by virtue of the amalgamation and the Transferee Company shall not be required or obliged in any manner to create any further or additional security therefor after the “Appointed Date” or otherwise.

5.2	All the loans, advances and other facilities sanctioned to the Transferor Companies by their bankers (if any) prior to the “Appointed Date”, which are partly drawn / utilised shall be deemed to be the loans and advances sanctioned to the Transferee Company and the said loans and advances shall be drawn / utilised either partly or fully by the Transferor Companies from the “Appointed Date” till the “Effective Date” and all the advances/loans and or other facilities so drawn by the Transferor Companies (within the overall limits sanctioned by their bankers) shall on the “Effective Date” be treated as advances and loans made available to the Transferee Company under any loan agreement shall be construed and shall become the obligation of the Transferee Company without any further act, or deed on the part of the Transferee Company.

5.3	Upon this Scheme coming into effect, any loan, dues or other obligations between the Transferor Companies and the Transferee Company shall stand discharged and there shall be no liability in that behalf. In so far as any securities, debentures or notes issued by the Transferor Companies and held by the Transferee Company, and vice versa, are concerned, the same shall, unless sold or transferred by the Transferor Companies or the Transferee Company, as the case may be, at any time prior to the “Effective Date”, stand cancelled as on the “Effective Date” and shall be of no effect and the Transferor Companies or the Transferee Company, as the case may be, shall have no further obligation outstanding in that behalf.

5.4	Subject to the other provisions contained in the Scheme, all contracts, deeds, bonds, agreements, licences, approvals, authorizations, orders, permissions etc. received from the Central / State Government or other statutory authorities and other instruments of whatsoever nature to which the Transferor Companies are a party, subsisting or having effect immediately before the amalgamation, shall be, in full force and effect, against or in favour of the Transferee Company as the case may be, and may be enforced as fully and as effectively as if instead of the Transferor Companies, the Transferee Company had been a party thereto. The Transferee Company shall enter into and/or issue and/or execute deeds, writings or confirmations or enter into any tripartite arrangement, confirmations or novations to which the Transferor Companies will, if necessary, also be party in order to give formal effect to the provisions of this clause, if so required or become necessary. The Transferee Company will also be entitled to secure approvals of such authorities as may be necessary whenever any approvals are necessary for transfer of property from the Transferor Companies.

5.5	For the removal of doubts, it is expressly made clear that the dissolution of the Transferor Companies without the process of winding up as contemplated hereinafter, shall not, except to the extent set out in the Scheme, affect the previous operation of any contract, agreement, deed or any instrument or beneficial interest to which the Transferor Companies are a party thereto and shall not affect any right, privilege, obligations or liability acquired, deemed to have been acquired and all such reference in such agreements, contracts and instruments to the Transferor Companies shall be construed as reference only to the Transferee Company with effect from the “Appointed Date”.

5.6	As on the Appointed Date, and subject to any corrections and adjustments as may, in the opinion of the Board of Directors of the Transferee Company be required, the reserves of the Transferor Companies will be merged with those of the Transferee Company in the same form as they appear in the financial statements of the Transferor Companies.

6.	SHARES

6.1	The Equity Shares of the Transferor Companies held by the Transferee Company and the individual shareholders of the Transferee Company holding the shares as nominees of the Transferee Company shall stand extinguished and annulled.

6.2.	The Share Certificates in relation to the shares held by the members of the Transferor Companies shall be deemed to have been automatically cancelled and be of no effect on and from such specified date without any further act, instrument or deed.

7.	CONDUCT OF BUSINESS BY TRANSFEROR COMPANIES TILL THE EFFECTIVE DATE.

7.1	The Transferor Companies have been carrying on and shall continue to carry on all business and activities relating to their business efficiently and stand possessed of the properties so to be transferred, including, but not limited to, operating and marketing activities, advance tax payments of income tax, sales tax, service tax, and other statutory payments, etc.

7.2	All profits or income accruing to the Transferor Companies or losses or expenditure (including payment of penalty, damages or such litigations) arising or incurred by it relating to their businesses shall, for all purposes, be treated as the profits or income or losses or expenditure, as the case may be, of the Transferee Company.

7.3	Each Transferor Company hereby undertakes, from the Appointed Date up to and including the Effective Date:

a)	To carry on its business with reasonable diligence, proper prudence and not to alienate, charge, encumber or otherwise deal with or dispose of the business or any part thereof, nor conclude any settlement with union or employees nor to undertake any new business or a substantial expansion of its existing business other than the expansions which have already been commenced without the prior consent of Transferee Company except in the ordinary course of business or pursuant to any pre-existing obligation(s) undertaken by it prior to the Appointed Date. The Transferor Company shall not vary the terms and conditions of employment of its permanent employees except in the ordinary course of business.

b)	Not to utilize the profits or income, if any, relating to their business for the purposes of declaring or paying any dividend or for any other purpose in respect of the period falling on and after the Appointed Date without the prior written consent of the Transferee Company.

7.4	The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to the Central Government and other related agencies, departments and other authorities concerned as are necessary under any law for such consents, licences, permissions, approvals and sanctions which the Transferee Company may require to own and operate the businesses of the Transferor Companies.

7.5	The Transferor and Transferee Companies shall have the liberty to apply to the High Court of Judicature at Madras for necessary direction to remove difficulties, if any, in implementing the Scheme.

7.6	The Board of Directors of the Transferor and Transferee Companies or any person authorised by them may assent on behalf of all concerned to any modification to the Scheme or to any condition which the Hon’ble High Court of Madras or the Government or other authority may impose or which the said Board of Directors may in their sole discretion, think fit for the purpose of effectively carrying out the Scheme and the said Board of Directors may do all acts, things and deeds as may be necessary and/or expedient for the purpose of implementing the Scheme.

8.	ACCOUNTING TREATMENT IN THE BOOKS OF THE TRANSFEREE COMPANY

8.1	On the Scheme becoming effective, the Transferee Company shall account for the merger in its books as per the “Pooling of Interest Method” of Accounting prescribed as per Accounting Standard 14 notified by the Government of India under the Companies Act, 1956 –

i)	All the assets and liabilities recorded in the books of the Transferor Companies shall stand transferred to and vested in the Transferee Company pursuant to the Scheme and shall be recorded by the Transferee Company at their book values as appearing in the books of the Transferor Companies;

  ii)        All reserves of the Transferor Companies shall be transferred to the identical reserves in the Transferee Company, i.e. the balance in the Profit & Loss Account of the Transferor Companies will be transferred / adjusted to / against the Profit & Loss Account of the Transferee Company; The share capital and securities premium of the Transferor Companies will stand cancelled against the investment appearing in the books of Transferee Company;

8.2	In terms of the provisions of the Accounting Standard 14, any surplus/deficit arising out of Amalgamation shall be adjusted in the Profit and Loss Account of the Transferee Company.

8.3	Further, in case of any differences in accounting policy between the Companies, the impact of the same till the amalgamation will be quantified and adjusted in the Profit & Loss Account mentioned earlier to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

8.4	To the extent that there are inter-Company loans, deposits or balances as between the Transferor Companies and the Transferee Company, the obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of accounts and records of the Transferee Company for the reduction of any assets or liabilities as the case may be and there would be no accrual of interest or any other charges in respect of any such inter-Company loans, deposits or balances, with effect from the Appointed date.

8.5	Accounting policies of the Transferor Companies will be harmonized with that of the Transferee Company following the amalgamation.

9.	REORGANISATION OF CAPITAL OF TRANSFEREE COMPANY

9.1	Upon the Scheme coming into effect, the authorised share capital of the Transferee Company in terms of its Memorandum of Association and Articles of Association shall automatically stand enhanced without any further act, instrument or deed on the part of the Transferee Company by an amount of Rs.5,10,00,000/- (Rupees Five Crores Ten Lakhs Only) (including Rs.5,00,00,000/- (Rupees Five Crores Only] of Transferor Company No.1 and Rs.10,00,000/- (Rupees Ten Lakhs Only) of Transferor Company No.2), and the Memorandum of Association and Articles of Association of the Transferee Company (relating to the authorized share capital) shall, without any further act, instrument or deed, be and stand altered, modified and amended, and the consent of the shareholders to the Scheme shall be deemed to be sufficient for the purposes of effecting this amendment, and no further resolution(s) under Section 16, Section 31, Section 94 or any other applicable provisions of the Act, would be required to be separately passed. For this purpose, the filing fees and stamp duty already paid by the Transferor Companies on their authorised share capital shall be utilized and applied to the increased share capital of the Transferee Company, and shall be deemed to have been so paid by the Transferee Company on such combined authorised share capital.

9.2	Accordingly, in terms of this Scheme, the authorised share capital of the Transferee Company shall stand enhanced to an amount of Rs. 185,10,00,000/- (Rupees One Hundred Eighty Five Crores Ten Lakhs Only) divided into 18,51,00,000 (Eighteen Crores Fifty One Lakhs Only) Equity Shares of Rs. 10/- each the Capital Clause being Clause V of the Memorandum of Association of the Transferee Company shall stand substituted to read as follows:

The Authorised Share Capital of the Company is Rs.185,10,00,000/- (Rupees One Hundred and Eighty Five Crores Ten Lakhs only) divided into 18,51,00,000 (Eighteen Crores Fifty One Lakhs Only) Equity Shares of Rs.10/- each.

The Company shall have power at any time and from time to time to increase/reduce its Capital. Any of the said shares and any new shares may, at any time and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association.

10.	ADJUSTMENT IN THE SECURITIES PREMIUM ACCOUNT:

10.1	The Transferee Company has been incurring losses over the last five years except during the financial years ended 31.3.2010 and 31.3.2013, which resulted in the Company presently having an accumulated loss of Rs.197.83 crores as per the audited financials as on 31.3.2013. In addition to this, consequent to the proposed amalgamation of the two subsidiary Companies with the Transferee Company, an additional loss of Rs.78.78 crores would also have to be considered in this Scheme. Accordingly the debit balance in the “Profit & Loss Account as on the Appointed Date will be Rs.276.61 crores representing the losses carried forward by the Transferee Company and the two Transferor Companies. The details of loss incurred/profit earned by the Transferee Company during the last five years are given below:

Year ended	Rs. in crores
Accumulated loss as on 31.3.2008	(21.55)
31.3.2009	(176.66)
31.3.2010	36.03
31.3.2011	(54.23)
31.3.2012	(24.00)
31.3.2013	42.58
Accumulated loss as on 31.3.2013	(197.83)
Accumulated loss of as on 31.3.2013:
Transferor No.1	(78.74)
Transferor No. 2	(0.04)
Total accumulated loss as on 31.3.2013	(276.61)

The Transferee Company has been continuously taking initiatives to improve its operations and has been successful in improving its financial performance. As a sequel to this, the Company has reported an operational profit of Rs.3.20 crores for the year ended 31.3.2013. In addition to this, the Company has also registered an operational profit of Rs.11.31crores as per the unaudited financials of the Transferee Company for the quarter ended 30.6.2013.

It is felt that the improvements in the performance of the Transferee Company cannot be appropriately reflected unless the past losses are wiped off and removed from the financials of the Company.

10.2	Hence, the debit balance in the “Profit & Loss Account” as on the Appointed Date to an extent of Rs.276.61 crores representing the accumulated losses of the Transferee Company and the Transferor Companies as on 1.4.2013 shall be adjusted against the sum of Rs.690.04 crores standing to the credit of Securities Premium Account of the Transferee Company on the said date. On such adjustment, the Securities Premium Account of the Transferee Company shall stand reduced collectively by a sum of Rs.276.61 crores, leaving a credit balance of Rs.413.43 crores.

10.3	The reduction of the Securities Premium Account envisaged in Clause 10.1 above, shall be effected in terms of this Scheme and in accordance with the provisions of Section 78 read with Sections 100 to 104 of the Act and as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid-up share capital, consequently the provisions of Section 101 of the Act are not applicable. However, the order of the High Court sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction.

10.4	The proposed adjustment of the Securities Premium Account as envisaged in this Scheme shall not affect or impair in any manner the rights and interests of any of the Creditors (whether Secured or Unsecured) of the Transferee Company, since the Transferee Company shall, post such adjustment, continue to be in a position to honour the dues of its Creditors. The Transferee Company shall not be required to add “and reduced” as suffix to its name.

10.5	The proposed adjustment of the Securities Premium Account represents an appropriate presentation of financial position and has no financial implications. This adjustment would not in any way adversely affect the operations of the Company or the ability of the Company to honour its commitments or to pay its debts in the ordinary course of business.

10.6	Article 4 (3) of the Articles of Association of the Company provides that the Company may by a Special Resolution reduce in any manner, subject to any authorisations and approvals required under law, its Securities Premium Account.

10.7	The proposed adjustment of Securities Premium Account as envisaged in this Scheme shall not affect or impact in any manner the rights and entitlement of the Transferee Company in computation of the taxable income on Book Profits under Section 115JB of the Income Tax Act, 1961. The adjustment against the Securities Premium Account represents appropriate presentation of the Equity which will also be in accordance with the Revised Schedule VI to the Companies Act, 1956 which was notified by the Government of India as effective from 1.4.2011. Consequently, the accumulated loss of Rs.276.61 crores as on 31.3.2013, comprising unabsorbed depreciation of Rs.191.25 crores and book loss of Rs.85.36 crores computed as per the Books of Accounts will continue to be available for adjustment as a deduction in computing the Minimum Alternate Tax (MAT) under Section 115JB of the Income Tax Act, 1961 viz. Book Profits or MAT, in whichever year applicable.

11.	LEGAL PROCEEDINGS

Upon the coming into effect of this Scheme, all legal actions or other proceedings by or against the Transferor Companies, pending on the Effective Date or which may be instituted in future (whether before or after the Effective Date) in respect of any matter arising before the Effective Date (including property rights, powers, liabilities, obligations and duties) shall be continued and be enforced by or against the Transferee Company, as the case may be, as if the same had been pending and are arising by or against the Transferee Company.

12.	CONTRACTS, DEEDS, BONDS AND OTHER INSTRUMENTS.

12.1	Subject to the other provisions contained in the Scheme, all contracts, deeds, bonds, agreements and other instruments of whatsoever nature to which the Transferor Companies are a party subsisting or having effect immediately before this arrangement under this Scheme, shall be, in full force and effect, against or in favour of the Transferee Company, and may be enforced as fully and as effectively as if instead of the Transferor Companies the Transferee Company had been a party thereto. The Transferee Company shall enter into and/or issue and/or execute deeds, writings or confirmation or enter into any tripartite arrangement, confirmations or novations to which the Transferor Companies as the case may be will, if necessary, also be party in order to give formal effect to the provisions of this clause, if so required or become necessary.

12.2	As a consequence of the amalgamation of the Transferor Companies with the Transferee Company in accordance with this Scheme, the recording of change in name from the Transferor Companies as the case may be to the Transferee Company, whether for the purposes of any licence, permit, approval or any other reason, or whether for the purposes of any transfer, registration, mutation or any other reason, shall be carried out by the concerned statutory or regulatory or any other authority without the requirement of payment of any transfer or registration fee or any other charge or imposition whatsoever.

12.3	The Transferee Company may, at any time, after the coming into the effect of this Scheme in accordance with provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Transferor Companies are a party or any writings, as may be necessary, to be executed in order to give formal effect to the above provisions. The Transferee Company shall under the provisions of the Scheme be deemed to be authorized to execute any such writings on behalf of the Transferor Companies, implement or carry out all such formalities or compliances referred to above on the part of the Transferor Companies as the case may be, to be carried out or performed.

12.4	For the removal of doubts, it is expressly made clear that the dissolution of the Transferor Companies without the process of winding up as contemplated hereunder, shall not, except to the extent set out in the Scheme, after the previous operation of any contract, agreement, deed or any instrument or beneficial interest to which the Transferor Companies is a party thereto and shall not affect any right, privilege, obligations or liability, acquired, or deemed to be acquired prior to Appointed Date and all such references in such agreements, contracts and instruments to the Transferor Companies shall be construed as reference only to the Transferee Company with effect from the Appointed Date.

13.	EMPLOYEES OF THE TRANSFEROR COMPANIES

13.1	If there are any employees of the Transferor Companies, who are in service on the date immediately preceding the Effective Date shall, unless otherwise desired by any of the employees, become the employees of the Transferee Company on the Effective Date.

13.2	On the Scheme finally taking effect as hereinafter provided:

a)	The employees of the Transferor Companies if any, shall become the employees of the Transferee Company, without any break or interruption in service and on terms and conditions not less favourable than those on which they are engaged by the Transferor Companies as on the Effective Date.

Services of all employees with the Transferor Companies up to the Effective Date shall be taken into account from the date of their respective appointment with the Transferor Companies for purposes of all retirement benefits for which they may be eligible. The Transferee Company further agrees that for the purpose of payment of any retrenchment compensation, if any, such past services with the Transferor Companies shall also be taken into account.

b)	The services of such employees shall not be treated as having been broken or interrupted for the purpose of Provident Fund or Gratuity or Superannuation or other statutory purposes and for all purposes will be reckoned from the date of their respective appointments with the Transferor Companies;

13.3	It is provided that as far as the Provident Fund, Gratuity Fund and Pension and/or Superannuation Fund or any other special fund created or existing for the benefit of the staff, workmen and other employees of the Transferor Companies are concerned, upon the Scheme becoming finally effective, the Transferee Company shall stand substituted for the Transferor Companies in respect of the employees transferred with the Undertaking for all purposes whatsoever relating to the administration or operation of such Funds or Trusts or in relation to the obligation to make contribution to the said Funds or Trusts in accordance with the provisions of such Funds or Trusts as provided in the respective Trust Deeds or other documents. It is the aim and the intent of the Scheme that all the rights, duties, powers and obligations of the Transferor Companies in relation to such Funds or Trusts shall become those of the Transferee Company. The Trustees including the Board of Directors of the Transferor Companies and the Transferee Company shall be entitled to adopt such course in this regard as may be advised provided however that there shall be no discontinuation or breakage in the services of the employees of the Transferor Companies.

14.	SAVING OF CONCLUDED TRANSACTIONS

The transfer of properties and liabilities under Clause 5 above and the continuance of proceedings by or against the Transferor Companies under Clause 11 above shall not affect any transaction or proceedings already concluded by the Transferor Companies on or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Companies in respect thereto as done and executed on behalf of itself.

15.	APPLICATION TO THE HIGH COURT

The Transferor Companies and Transferee Company shall with all reasonable dispatch make applications to the High Court of Judicature at Madras under Section 391 to 394 read with Sections 78, 100 to 103 and other relevant provisions, if any, of the Act, for sanctioning of this Scheme and for dissolution of Transferor Companies without winding up and apply for and obtain such other approvals, if any, required under the Law.

16.	MODIFICATION OR AMENDMENTS TO THE SCHEME

16.1	The Transferor Companies and the Transferee Company through their respective Board of Directors in their full and absolute discretion, may assent to any modification or amendment to the Scheme or of any conditions or limitations which the High Court of Judicature at Madras, shareholders of the Transferor Companies and/or the Transferee Company and/or any other competent authority may deem fit to approve/impose and effect any other modification or amendment which the Boards in the best interests of the Transferor Companies or the Transferee Company may consider necessary or desirable and give such directions as they may consider necessary or desirable for settling any question, doubt or difficulty arising under the Scheme or in regard to its implementation or in any matter connected there with (including any question, doubt or difficulty arising in connection with any deceased or insolvent shareholder of the Transferor Companies or the Transferee Company) and to do all acts, deeds and things as may be necessary, desirable or expedient for carrying the Scheme into effect. In the event that any modification or amendment to the Scheme is unacceptable to the Transferor Companies and/or the Transferee Company for any reason whatsoever, the Transferor Companies and/or Transferee Company shall be at liberty to withdraw from the Scheme at any time.

16.2	For the purpose of giving effect to the Scheme or to carry out any modification or amendment thereto, the Board of Directors of the Transferor Companies and the Transferee Company or any Committee thereof is authorized to give such directions and/or to take such steps as may be necessary or desirable including any directions for settling any question, doubt or difficulty whatsoever that may arise.

17.         DATE OF TAKING EFFECT

The Scheme set out herein, in its present form or with any modification(s) or amendment(s) approved, imposed or directed by the Court shall be effective from the Appointed Date but shall be operative from the Effective Date.

18.	CONDITIONALITY OF THE SCHEME.

The Scheme is conditional upon and subject to:

a)	Approval of the Scheme by the requisite majority of the members of the Transferor and Transferee Company or otherwise ordered by the Court.

b)	Sanction of the Scheme by the Hon’ble High Court of Judicature at Madras pursuant to Section 391 of the Act and appropriate orders being made by the said High Court pursuant to Section 394 of the Act for the amalgamation under the Scheme and for the implementation thereof.

c)	Sanction of the Scheme by the Hon’ble High Court of Judicature at Madras pursuant to Section 78 read with Sections 100 to 103 of the Act and appropriate orders being made by the said High Court pursuant to Section 102 of the Act for the adjustment of the accumulated losses against the Securities Premium Account under the Scheme and for the implementation thereof.

d)	Any other sanction or approval of the Appropriate Authorities concerned, as may be considered necessary and appropriate by the respective Board of Directors of the Transferor Companies and Transferee Company, being obtained and granted in respect of any of the matters for which such sanction or approval is required.

19.         EFFECT OF NON-RECEIPT OF APPROVALS

19.1	In the event of any of the approvals or conditions enumerated in the Scheme not being obtained or complied, or for any other reason, this Scheme cannot be implemented in its present form, then the Board of Directors of the Transferee Company and Transferor Companies shall mutually waive or modify such conditions as they consider appropriate to give effect as far as possible to this Scheme and failing such mutual agreement or in case the sanctions and approvals referred to in the preceding Clause not being obtained and/or the Scheme not being sanctioned by the High Court of Judicature at Madras and/or the Order or Orders not being passed as aforesaid this Scheme shall stand revoked, cancelled and be of no effect, save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and/or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law. Each party shall bear and pay its respective costs, charges and expenses for and or in connection with the Scheme.

19.2	Without prejudice to Clause 19.1 herein above, if any portion of the Scheme is found to be unworkable for any reason whatsoever, the same shall not affect the validity or implementation of the other Parts of the Scheme should the Board of Directors of the Transferee Company so deem fit.

20.	DISSOLUTION

On the Scheme becoming effective, the Transferor Companies shall be dissolved without being wound-up.

21.	COSTS, CHARGES & EXPENSES.

All costs, charges, taxes including duties, levies and all other expenses, if any arising out of or incurred in carrying out and implementing this Scheme and matters incidental thereto shall be borne by the Transferee Company.

22.        GENERAL

The Scheme is conditional upon and subject to:

22.1	Approval of the Scheme by the requisite majority by the shareholders of the Transferor and Transferee Company or otherwise ordered by the Court.

22.2	Sanction of the Scheme by the Hon’ble High Court of judicature at Madras pursuant to Section 391 of the Act and appropriate orders being made by the said High Court pursuant to Section 394 of the Act for the amalgamation under the Scheme and for the implementation thereof.

22.3	Any other sanction or approval of appropriate authorities concerned, as may be considered necessary and appropriate by the respective Board of Directors of the Transferor Companies and Transferee Company, being obtained and granted in respect of any of the matters for which such sanction or approval is required.

22.4	All other sanctions and approvals as may be required by law including filing of the Order of the High Court of any other appropriate authority with the Registrar of Companies, under Section 394 and 102 of the Act, in respect of the Scheme being sanctioned.

23.	The Scheme will be operative from the Appointed Date i.e. 1st April 2013 and shall come into effect from the date of sanctions, approvals and orders mentioned in Clause 18 hereinabove are obtained and a certified true copy of the orders of the High Court is filed with the Registrar of Companies, Tamil Nadu.

IN THE HIGH COURT OF JUDICATURE AT MADRAS
(Original Jurisdiction)

Company Application No. 1041 of 2013

In the matter of Companies Act, 1956
And
In the matter of Amalgamation of M/s. Sify Software Limited and M/s. Hermit
Projects Private Limited with M/s. Sify Technologies Limited

M/s. Sify Technologies Limited
A Company incorporated under the
Companies Act, 1956 and having
its Registered Office at
2nd Floor, Tidel Park,
4, Rajiv Gandhi Salai
Taramani
Chennai 600 113	… Applicant/Transferee Company

FORM OF PROXY

I/We, the undersigned Equity Shareholder(s) of Sify Technologies Limited hereby appoint ______________________ of ____________________ and failing him/her ___________________________ of ____________________ as my/our proxy to act for me/us on my/our behalf at the Court Convened Meeting of the Equity Shareholders of Sify Technologies Limited to be held on 11th November, 2013 at 11:00 A.M. at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 for the purpose of considering and if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of M/s. Sify Software Limited (the Transferor Company No.1) and M/s. Hermit Projects Private Limited (the Transferor Company No.2) with M/s. Sify Technologies Limited (the Transferee Company) at such meeting and at any adjournment or adjournments thereof to vote for me/us and in my/our name _______________________, for the said arrangement embodied in the Scheme of Amalgamation and the resolution, either with or without modification, as my/our proxy may approve.

Dated this                                   day of                                      , 2013

Name	:
Address	:

Folio No. /	:
Client Id	:
D.P. Id	:
No. of Shares	:

Affix Re.1
Revenue

SIGNATURE

Note:

1.	All alterations made in the Form of Proxy should be initialed.

2.	Proxy, in order to be effective, to be deposited at the Registered Office of the Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113, not later than 48 hours before the Meeting.